Exhibit 99.1

MARKET RELEASE

Sibanye Gold Limited

Reg. 2002/031431/06

Incorporated in the Republic of South Africa

Share code: SGL

ISIN – ZAE000173951

Issuer code: SGL

(“Sibanye Gold”, “Sibanye”, “the Company” and/or “the Group”)

Business Address:

Libanon Business Park

1 Hospital Street

(Off Cedar Ave)

Libanon, Westonaria, 1780

Postal Address:

Private Bag X5

Westonaria, 1780

Tel +27 11 278 9600

Fax +27 11 278 9863

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN THE UNITED STATES OF AMERICA (EXCEPT TO QUALIFIED INSTITUTIONAL BUYERS), AUSTRALIA, CANADA, JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD BE UNLAWFUL.

Sibanye successfully completes an oversubscribed, two-tranche US$1.05 billion bond placement

Westonaria, 21 June 2017: Sibanye (Tickers JSE: SGL and NYSE: SBGL) is pleased to report that it has successfully completed a US$1.05 billion international corporate bond offering, which was approximately two times oversubscribed.

The bonds comprise two tranches: a US$500 million 5 year (non-call 2) note that will carry a 6.125% coupon and a US$550 million 8 year (non-call 4) note that will carry a 7.125% coupon.

The proceeds of the bond offering, which will settle on 27 June 2017, will be applied to the partial repayment of the bridge loan raised for the acquisition of Stillwater, and follows the highly successful US$1 billion rights issue which closed on 9 June 2017.

Citi, HSBC and Barclays acted as Global Coordinators on the transaction, and were joined by Credit Suisse and Standard Bank as Bookrunners.

“The significant interest in and support of Sibanye’s first corporate bond issuance is heartening, especially following the recent, heavily oversubscribed, US$ 1 billion Rights Offer. The Bond offering was approximately two times oversubscribed and closed following a relatively short, two day bookbuild. The support from global investors for Sibanye’s equity rights and corporate bond offerings is a significant vote of confidence in the future prospects of Sibanye. The capital raised through these successful transactions, following the conclusion of the transformative Stillwater acquisition, will ensure an appropriate long-term capital structure for the Group,” Sibanye CEO, Neal Froneman commented.

ENDS

Contact:

James Wellsted

SVP Investor Relations

Sibanye Gold Limited

+27 (0) 83 453 4014

james.wellsted@sibanyegold.co.za

Directors: Sello Moloko* (Chairman) Neal Froneman (CEO) Charl Keyter (CFO) Savannah Maziya* Robert Chan* Timothy Cumming*

Barry Davison* Rick Menell* Nkosemntu Nika* Keith Rayner* Sue van der Merwe* Jerry Vilakazi* Jiyu Yuan*

Cain Farrel (Corporate Secretary) (*Non-Executive)

www.sibanyegold.co.za

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

Forward-looking Statements

This announcement includes “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “target”, “will”, “would”, “forecast”, “expect”, “plans”, “potential”, “intend”, “estimate”, “anticipate”, “can” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye, that could cause Sibanye’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Sibanye undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

This announcement is for informational purposes only and does not constitute: (i) an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States or any other jurisdiction; or (ii) investment advice in any jurisdiction relating to the securities discussed herein. The securities referred to herein have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act.

The Global Coordinators and Bookrunners assume no responsibility for the accuracy, completeness or verification of the information contained in this announcement and, accordingly, disclaim, to the fullest extent permitted by applicable law, any and all liability which they might otherwise be found to have in respect of this announcement or any such information.

The Global Coordinators and Bookrunners are acting exclusively for the Company and no one else in connection with the bond offering. They will not regard any other person (whether or not a recipient of this announcement) as their respective clients in relation to the bond offering and will not be responsible to anyone other than the Company for providing the protections afforded to their respective clients nor for giving advice in relation to the bond offering or any transaction or arrangement referred to herein.